SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

BridgeBio Pharma, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

10806X102

(CUSIP Number)

Eidos Therapeutics, Inc.

101 Montgomery Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 887-1471

Attn: Neil Kumar

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d.-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 10806X102

(1)	NAMES OF REPORTING PERSONS Eidos Therapeutics, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 46-3733671
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on October 15, 2020 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). The Original 13D was filed by Eidos Therapeutics, Inc., a Delaware corporation. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof: On January 26, 2021, Merger Sub I merged with and into Eidos, with Eidos surviving the Initial Merger and becoming an indirect wholly owned subsidiary of BridgeBio. Immediately thereafter, Eidos merged with and into Merger Sub I, with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio. Upon the consummation of the Mergers, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Eidos no longer may be deemed to be the beneficial owner of the Subject Shares.

ITEM 4.	PURPOSE OF TRANSACTION

Items 4(a) - (c) of the Original 13D are hereby amended and supplemented by adding the following at the end thereof:

On January 26, 2021, Merger Sub I merged with and into Eidos, with Eidos surviving the Initial Merger and becoming an indirect wholly owned subsidiary of BridgeBio. Immediately thereafter, Eidos merged with and into Merger Sub II, with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio. Upon the consummation of the Mergers, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Eidos no longer may be deemed to be the beneficial owner of the Subject Shares.

ITEM 5.	INTEREST IN SECURITIES OF BRIDGEBIO

Items 5(a), (b) and (e) of the Original 13D are hereby amended and supplemented by adding the following at the end thereof:

On January 26, 2021, Merger Sub I merged with and into Eidos, with Eidos surviving the Initial Merger and becoming an indirect wholly owned subsidiary of BridgeBio. Immediately thereafter, Eidos merged with and into Merger Sub II, with Merger Sub II surviving as an indirect wholly owned subsidiary of BridgeBio. Upon the consummation of the Mergers, the Voting Agreements automatically terminated pursuant to their terms and are of no further force or effect. By reason of the termination of the Voting Agreements, Eidos no longer may be deemed to be the beneficial owner of the Subject Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EIDOS THERAPEUTICS, INC.,

by	/s/ Cameron Turtle
	Name:	Cameron Turtle
	Title:	Chief Business Officer

Dated: January 26, 2021